EXHIBIT 12.2

J.P. MORGAN CHASE & CO.

Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements

Six Months Ended June 30, (in millions, except ratios)	2004

Excluding Interest on Deposits
Income before income taxes	$1,828

Fixed charges:
Interest expense	3,654
One-third of rents, net of income from subleases (a)	151

Total fixed charges	3,805

Less: Equity in undistributed income of affiliates	(78)

Earnings before taxes and fixed charges, excluding capitalized interest	$5,555

Fixed charges, as above	$3,805

Preferred stock dividends (pre-tax)	34

Fixed charges including preferred stock dividends	$3,839

Ratio of earnings to fixed charges and preferred stock dividend requirements	1.45

Including Interest on Deposits
Fixed charges including preferred stock dividends, as above	$3,839

Add: Interest on deposits	1,622

Total fixed charges including preferred stock dividends and interest on deposits	$5,461

Earnings before taxes and fixed charges, excluding capitalized interest, as above	$5,555

Add: Interest on deposits	1,622

Total earnings before taxes, fixed charges and interest on deposits	$7,177

Ratio of earnings to fixed charges and preferred stock dividend requirements	1.31

(a)	The proportion deemed representative of the interest factor.